

Mail Stop 3720

September 29, 2017

R. Paul Grady
President and Chief Executive Officer
StoneMor Partners L.P.
3600 Horizon Boulevard
Trevose, PA

> **Re: StoneMor Partners L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed September 18, 2017**
> **File No. 001-32270**

Dear Mr. Grady:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors

Our inability to timely file periodic reports we are required to file under the Exchange Act may adversely affect our liquidity, the market for our common units and our business reputation., page 26

1.   We note your disclosure stating that under the terms of the senior notes indenture, you were required to file your First Quarter Form 10-Q by May 15, 2017 and your Second Quarter Form 10-Q by August 15, 2017. Please clarify if you are in default under the indenture and whether a written notice of default has been given to you as a result of these forms not having been filed.

R. Paul Grady
StoneMor Partners L.P.
September 29, 2017
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Events, page 44

2.   It appears that you announced two distributions in fiscal year 2017: one paid on February 14, 2017 and one paid on May 15, 2017. Please clarify whether any other distributions have been paid and whether you intend to pay additional distributions this year. If you do not believe it is likely that four distributions will be paid this year, please update your risk factor on page 14 to address this risk.

Liquidity and Capital Resources, page 51

3.   We note the risk factor disclosure on page 14. Please expand your discussions of liquidity to address your intent and ability to pay distributions to unit holders in the future. Describe the extent to which you anticipate future distributions may not be funded by operations and your detailed plans for funding distributions to unit holders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications